

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 27, 2009

Via Facsimile and U.S. Mail

Mr. Garry McCann
Chief Executive Officer
Pulmo BioTech Inc.
1035 Park Avenue, Suite 7B
New York, New York 10028-0912

> **Re:** **Pulmo BioTech Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 4, 2008**
> **Form 10-KT for the transition period from January 1 to March 31, 2008**
> **Filed July 15, 2008**
> **File No. 0-50678**

Dear Mr. McCann:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for the transition period from January 1 to March 31, 2008

Item 1. Business, page 2

1.   We note your disclosure on page 4 that PulmoScience is "two-thirds of the way through
        Regulatory Approval for Phase I Human Trials" with respect to the PulmoBind
        methodology. In future filings, please clarify where this stage falls within the overall
        FDA approval process, how long you expect it will take to complete the necessary trials
        for FDA approval, when you expect to obtain the necessary regulatory approvals, and
        when you expect to begin commercializing your product.

Item 11. Executive Compensation, page 32

2.   We note your reference to disclosure under Item 13 concerning payments made to a
        company wholly-owned by your chief executive officer as consideration for services
        rendered. In future filings, please provide disclosure concerning these payments pursuant
        to Item 402 of Regulation S-K where the purpose of the transaction(s) with the third
        party is to furnish compensation to a named executive officer or director. Refer to Item
        402(m)(1) of Regulation S-K.

Exhibit 31

3.   We note that the certification filed as Exhibit 31 did not include the language regarding
        internal control over financial reporting in the introduction to paragraph 4 and in
        paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC
        Release 33-8618, which states that the omitted language in the introduction to the fourth
        paragraph and in paragraph 4(b) must be provided in the first annual report required to
        contain management's internal control report and in all periodic reports filed thereafter.
        Accordingly, please file an abbreviated amendment to your Form 10-KT that consists of
        the cover page, explanatory note, signatures page and paragraphs 1, 2, 4 and 5 of the
        certifications set forth in Item 601(b)(31) of Regulation S-K signed by each of your
        current principal executive and principal financial officer.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or me at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Mary Beth Breslin
Senior Attorney